UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER Pursuant to Rule 13A-16 OR 15D-16 of the Securities Exchange Act of 1934

Date: March 12, 2026
Commission file number 001-41338
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IPERIONX LIMITED
(Exact name of Registrant as specified in its charter)
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1092 Confroy Drive
South Boston, VA 24592
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☒ Form 40-F ☐

EXHIBIT INDEX
This Report on Form 6-K is hereby incorporated by reference into IperionX Limited’s Registration Statements on Form F-3 (333-273519) and Form S-8 (333-267088).
The following exhibits are filed as part of this Form 6-K:

Exhibit Number	Description

99.1	Interim Financial Report for the Six Months ended December 31, 2025
99.2	ASX Half-year Report

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IPERIONX LIMITED
(registrant)

	By:	/s/ Marcela Castro
	Name:	Marcela Castro
	Title:	Chief Financial Officer
Date: March 12, 2026